Skadden, Arps, Slate, Meagher & Flom llp
222 BAY STREET
SUITE 1750, P.O. BOX 258
TORONTO, ONTARIO
M5K IJ5
________

TEL: (416) 777-4700
FAX: (416) 777-4747
www.skadden.com

November 19, 2008

Via EDGAR and by Hand

Mr. H. Roger Schwall
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Responses to Comments of the Staff of the Securities and Exchange Commission to the Registration Statement on Form F-3 of Canadian Superior Energy Inc. (File No. 333-153698)

Dear Mr. Schwall:

Set forth below are the responses of Canadian Superior Energy Inc., a corporation organized under the laws of Alberta (the "Company"), to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter, dated October 21, 2008 (the "Comment Letter"), with respect to the Registration Statement on Form F-3, filed with the Commission on September 26, 2008 (the "Registration Statement").  Changes made in response to the Staff's comments appear in Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which was filed with the Commission today via EDGAR.  In addition, Amendment No. 1 includes other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, we have numbered each of the Company's responses to correspond to the numbered comments in the Comment Letter.  Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.  Capitalized terms used and not defined herein have the meanings ascribed to such terms in Amendment No. 1.  Unless otherwise noted, references herein to page numbers are to pages in Amendment No. 1.

Mr. H. Robert Schwall
Division of Corporate Finance
U.S. Securities and Exchange Commission
November 19, 2008

To assist the Staff in reviewing Amendment No. 1, we are delivering to Mr. Douglas Brown a copy of this letter and two bound copies of Amendment No. 1, one of which has been marked to show changes from the Registration Statement.

1.

Selling Shareholder, page 18:  Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.  A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter.  In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that: (i) the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and (ii) at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  Please revise as appropriate.

Based on responses to the Company's inquiries from each of the selling shareholders, the Company confirms that none of the selling shareholders are broker-dealers or affiliates of broker-dealers.  Amendment No. 1 contains a statement to this effect at page 19 of the prospectus.

2.

Undertakings:  We note that this is an offering pursuant to Rule 415 under the Securities Act of 1933.  Accordingly, please revise your registration statement to include the undertaking required by Item 512(a)(5) or tell us why you do not believe it is appropriate to do so.

The Company acknowledges the Staff's comment and has included the applicable undertaking required by Item 512(a)(5) at Part II, Item 10 of Amendment No. 1.
3.

Exhibit Index:  We note that you intend to file by amendment the legal opinion as exhibit 5.1.  Please allow us sufficient time to review the opinion before requesting acceleration of the registration statement's effectiveness.

The legal opinion is now filed as Exhibit 5.1 to Amendment No. 1 and is available for the Staff's review.

*           *           *
The undersigned, on behalf of the Company, hereby acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Robert Schwall
Division of Corporate Finance
U.S. Securities and Exchange Commission
November 19, 2008

Please telephone the undersigned at (416) 777-4700 if you have any questions or need any additional information.

Kindly acknowledge your receipt of the enclosed materials by stamping the attached copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

/s/ Riccardo Leofanti

Enclosures

cc:	Douglas Brown (Securities and Exchange Commission)

Robb Thompson (Canadian Superior Energy Inc.)

John J. Poetker, Esq. (Borden Ladner Gervais LLP)

Christopher W. Morgan, Esq. Michael Acedo, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)